August 22, 2025

Mary Mabey
Senior Vice President, General Counsel and Secretary
ATN International, Inc.
500 Cummings Center
Beverly, MA 01915

       Re: ATN International, Inc.
           Registration Statement on Form S-3
           Filed August 15, 2025
           File No. 333-289641
Dear Mary Mabey:

       This is to advise you that we have not reviewed and will not review your registration statement.

        Please refer to Rules 460 and 461 regarding requests for acceleration. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

       Please contact Charli Wilson at 202-551-6388 with any questions.



                                                           Sincerely,

                                                           Division of
Corporation Finance
                                                           Office of Technology
cc:   Bryan Keighery